

January 5, 2011

Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re:** **Healthway Shopping Network, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Sales Forecast and Proforma of Product Sales, page 7

1. Please note under Item 10(b)(1) of Regulation S-K, that management must have a reasonable basis for its good faith assessment of a registrant's future performance. While a history of operations may be one factor providing such a basis, it appears you have no history of operations. Please explain to us in detail your basis for your projection including the extent to which market studies were conducted. If such studies were conducted, please also indicate the extent you utilized unrelated outside parties in making your projections. Please note that if you subsequently conclude that you do not have a reasonable basis for your projections of sales and product sales, such forecasts should be removed from the registration statement. Finally note that a pro forma presentation is defined to include how a particular transaction or set of transactions would have on historical operations. It appears that the information you are titling "Proforma of Product Sales" appears to be a projection and would also be governed by Item 10 of Regulation S-K. In addition, such projections should not be labeled "proforma." We may have further substantive comment upon review of your response or revisions.

Business, page 17

2. We note your response to comment two in our letter dated November 19, 2010 and your revised disclosures. In this regard, we further note your discussion of your GeVeggie Food Plus product and the eight vendors you have contracted with and their products. We also note your statement that you are a development stage company with no revenues, assets or operations. Please expand your discussion here and in your prospectus summary to clearly state the current status of your activities and provide detail concerning the products you have available. In addition, your discussion should address your basis for indicating that your products meet the nutritional needs of consumers. Further, please clarify and address whether your products are intended to replace traditional multi-course meals.

3. We note your response to comment three in our letter dated November 19, 2010. Please clarify your disclosure to make clear that while you have developed an info-commercial which may be accessed through your webpage, you have not set up a television shopping channel. We may have further comment upon reading your response and revisions.

Description of Property, page 24

4. We note your statement that you own your current office space. Please reconcile with your lack of assets.

Financial Statements, page 32

5. Your financial statements should be updated pursuant to Rule 8-08 of Regulation S-X. Please note that updated audited financial statements for the year ended December 31, 2010 will be required in the event your registration statement is not declared effective by February 14, 2011.

6. All references to promulgated GAAP should be made to the Accounting Standards Codification issued by the FASB.

7. Please note that an updated accountant's consent should be provided with your next amendment.

Undertakings, page 46

8. We note your response to comment 12 in our letter dated November 19, 2010. We reissue our comment. Please revise to remove references to "small business issuer." See Item 512 of Regulation S-K.

Signatures, page 48

9. We note your response to comment 13 in our letter dated November 19, 2010. No change, however, was made to the registration statement. We reissue our comment.

10. We note your response to comment 26 in our letter dated November 19, 2010. No change, however, was made to the registration statement. We reissue our comment.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director